UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MyoKardia, Inc.

(Name of Subject Company)

MyoKardia, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $ 0.0001 PER SHARE

(Title of Class of Securities)

62857M105

(CUSIP Number of Class of Securities)

Denelle J. Waynick

Chief Legal Officer

MyoKardia, Inc.

1000 Sierra Point Parkway

Suite 1300

Brisbane, California 94005

(650) 741-0900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable

Lisa R. Haddad

Mitchell S. Bloom

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by MyoKardia, Inc., a Delaware corporation (the “Company,” “MyoKardia,” “we” or “us”), with the Securities and Exchange Commission (the “SEC”) on October 19, 2020.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Gotham Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent” or “Bristol Myers Squibb”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Company Common Stock”), at a price per share equal to $225.00, net to the seller of such shares of Company Common Stock in cash, without interest, subject to any withholding of taxes required by applicable law. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Merger Sub with the SEC on October 19, 2020, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 19, 2020, and in the related Letter of Transmittal.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 4 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

1.	Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “Forward-Looking Statements” at the end of such Item 8:

“Final Results of the Offer and Completion of the Merger.

The Offer expired at midnight (New York City time) (i.e., one minute after 11:59 p.m. New York City time), on November 16, 2020. Equiniti Trust Company, in its capacity as depositary for the Offer (the “Depositary”), advised that, as of the expiration of the Offer, a total of 42,180,978 shares of Company Common Stock (excluding shares of Company Common Stock with respect to which notices of guaranteed delivery (“Notices of Guaranteed Delivery”) were delivered and for which certificates were not yet delivered and that have not yet been “received” as defined in Section 251(h) of the DGCL) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 78.9% of the shares of Company Common Stock outstanding as of the expiration of the Offer. In addition, the Depositary has advised that Notices of Guaranteed Delivery have been delivered with respect to approximately 6,150,189 shares of Company Common Stock that have not yet been tendered, representing approximately 11.5% of the outstanding shares of Company Common Stock. As of the expiration of the Offer, the number of shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, as defined in the Offer to Purchase. Promptly after the expiration of the Offer, Merger Sub irrevocably accepted for payment, and will promptly pay for, all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the shares of Company Common Stock tendered in the Offer, Merger Sub completed the Merger on November 17, 2020, in accordance with Section 251(h) of the DGCL without a vote of the Company’s stockholders. At the Effective Time of the Merger, each issued and outstanding share of Company Common Stock (other than (i) shares of Company Common Stock with respect to which the holders thereof have properly exercised and perfected demands for appraisal of such shares in accordance with Section 262 of the DGCL, (ii) shares of Company Common Stock that are owned by the Company as treasury stock and (iii) shares of Company Common Stock held by Parent or Merger Sub) were converted automatically into the right to receive $225.00 in cash, without interest, subject to any withholding of taxes required by applicable law.

Following consummation of the Merger, the shares of Company Common Stock will be delisted and will cease to trade on the NASDAQ Global Select Market. Parent and Merger Sub intend to take steps to cause the termination of the registration of the shares of Company Common Stock under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On November 17, 2020, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(D)	Press Release of Bristol-Myers Squibb Company dated November 17, 2020 (incorporated by reference to Exhibit (a)(5)(xv) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 17, 2020

MYOKARDIA, INC.

By:	/s/ Katherine R. Kelly
Name:	Katherine R. Kelly
Title:	Vice President and Secretary